[redacted]

14049118

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 07 2014
WASH, D.C.
193

mk

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69019

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Gottex Brokers Alternative USA, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

515 S. Flower Street, Suite 3661
(No. and Street)

Los Angeles	CA	90071
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Howard Spindel — (212) 897-1688
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cohen & Schaeffer, P.C.
(Name - if individual, state last, first, middle name)

420 Lexington Avenue	New York	NY	10170
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

KH
3/28

AFFIRMATION

I, Howard Spindel, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Gottex Brokers Alternative USA, Inc. for the year ended December 31, 2013, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Financial and Operations Principal
Title

Notary Public

CARL GOODMAN
Notary Public, State of New York
No. 01GO9821038
Qualified in Rockland County
Commission Expires March 30, 2014

Gottex Brokers Alternative USA, Inc.

(A Wholly-Owned Subsidiary of Gottex Brokers Alternative SA)

Statement of Financial Condition and Independent Auditors' Report

December 31, 2013

Gottex Brokers Alternative USA, Inc.
(A Wholly-Owned Subsidiary of Gottex Brokers Alternative SA)

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Gottex Brokers Alternative USA, Inc.
(A Wholly-Owned Subsidiary of Gottex Brokers Alternative SA)
Table of Contents
December 31, 2013

COHEN & SCHAEFFER P.C.
CERTIFIED PUBLIC ACCOUNTANTS
420 LEXINGTON AVENUE
SUITE 2450
NEW YORK, NY 10170
PHONE: (212) 972-6490
FAX: (212) 687-2705

Independent Auditors' Report

Board of Directors
Gottex Brokers Alternative USA, Inc.

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Gottex Brokers Alternative USA, Inc., a wholly-owned subsidiary of Gottex Brokers Alternative SA (the "Company") as of December 31, 2013, that is filed pursuant to Rule 17a-5(e) (3) under the Securities Exchange Act of 1934, and the related notes to the statement financial condition.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial condition that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risk of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Gottex Brokers Alternative USA, Inc. as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

New York, New York
March 4, 2014

Gottex Brokers Alternative USA, Inc.
(A Wholly-Owned Subsidiary of Gottex Brokers Alternative SA)

Statement of Financial Condition
December 31, 2013

Assets	
Cash	$ 712,772
Commissions receivable	215,375
Fixed assets (Note 4)	7,289
Prepaid expenses and other assets	17,634
Total assets	$ 953,070
Liabilities and Shareholder's Equity	
Accounts payable	33,794
Due to related party (Note 3)	236,850
Total liabilities	270,644
Common stock, $1.00 par value, 50,000 shares authorized and outstanding	50,000
Additional paid-in capital	882,955
Accumulated deficit	(250,529)
Total shareholder's equity	682,426
Total liabilities and shareholder's equity	$ 953,070

The accompanying notes are an integral part of these financial statements.

1. Nature of Operations

Gottex Brokers Alternative USA, Inc. (the "Company"), a wholly-owned subsidiary of Gottex Brokers Alternative SA (the "Parent") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC"), and a member of the Financial Industry Regulatory Authority ("FINRA").

The Company is a provider of liquidity in the secondary market for alternative investments addressing itself to sophisticated investors who are looking to either buy or sell illiquid shares of hedge funds.

The Company does not accept customer funds in the name of Gottex Brokers Alternative USA. In addition, the Company does not currently engage in the purchase or sale of listed, over the counter equities, options or futures, does not plan to be a securities market maker, and will generally not hold any security positions.

2. Summary of Significant Accounting Policies

Basis of Presentation

These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("U. S. GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of this financial statement. Actual results could differ from these estimates.

Furniture and Equipment

Furniture and computer equipment is recorded at cost, net of accumulated depreciation, which is calculated on a straight-line basis over three years.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

At December 31, 2013, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for 2012.

2. Summary of Significant Accounting Policies (continued)

Valuation of Investments

In accordance with U. S. GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various approaches. Fair Value Measurement guidance establishes a hierarchy that prioritizes the inputs to valuation techniques giving the highest priority to readily available unadjusted quoted prices in active markets for identical assets (Level I measurements) and the lowest priority to unobservable inputs (Level III measurements) when market prices are not readily available or reliable. The three levels of hierarchy are described below:

Level I - Quoted prices are available in active markets for identical securities as of the reporting date. The types of investments which would generally be included in Level I include listed equities and listed derivatives. As required by U. S. GAAP, the Company does not adjust the quoted prices for these investments, even in a situation where the Company holds a large position and a purchase or sale could reasonably impact the quoted price.

Level II – Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. The types of investments which would generally be included in this category include less liquid and restricted equity securities and certain over-the-counter derivatives.

Level III – Pricing inputs are unobservable for the investment and includes situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation. The types of investments which would generally be included in this category include equity and/or debt securities issued by private entities.

3. Transactions with Related Parties

Pursuant to a Management Services Agreement, the Parent provides all managerial, administrative, and compliance services to the Company. In exchange for these services, the Parent charged the Company $105,000 for the twelve months ended December 31, 2013. The outstanding payable relating to the services provided by the Parent amounts to $26,250 as of December 31, 2013.The Company also has commissions payable to the Parent amounting to $210,600 as of December 31, 2013.

4. Fixed Assets

Fixed assets at December 31, 2013 consists of:

Furniture and equipment	$ 10,844
Less: Accumulated depreciation	(3,555)
	$ 7,289

Depreciation expense for the year ending December 31, 2013 was $2,634.

5. Income Taxes

The income tax provision for the year ended December 31, 2013 consisted of the following:

	Current	Deferred	Total
Federal	$ -	-	$ -
State and local	800	-	800
	$ 800	-	$ 800

A reconciliation of the statutory income tax provision to the effective tax provision is as follows:

Tax benefit provision at statutory rate (34%)	$ 19,472
State tax--net of federal tax benefit	800
Valuation allowance	(19,472)
	$ 800

5. Income Taxes (continued)

The major sources of temporary difference and their deferred tax effect at December 31, 2013 are as follows:

Deferred tax asset		
Net operating loss benefit	$	90,753
Depreciation		1,042
Less valuation allowance		(91,795)
Net deferred tax asset	$	-

The Company has provided a valuation allowance to fully offset the amount of the net deferred asset due to continued operating losses. Management's conclusion is that it is more likely than not that the Company would not be able to fully realize its deferred assets in the immediate future.

The Company has available, at December 31, 2013, unused operating losses carryforward of $252,642, which may be applied against future taxable income expiring in various years through 2033.

The Company follows the provisions of accounting for uncertainty in income taxes which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on the recognition, classification, recording of interest and penalties, and requires certain disclosures. The Company has reviewed its income tax positions and has determined that no uncertain tax items exist as of the financial statement date.

The Company files Federal and California income tax returns as a C corporation. For Federal and California tax examination purposes, 2012 and 2013 are open years based upon a three-year statute of limitations.

6. Regulatory Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of approximately $653,000 which exceeded the minimum required by $635,000.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 and therefore, is not required to maintain a "Special Account for the Exclusive Benefit of Customers".

7. Off-Balance-Sheet Risk and Concentration of Credit Risk

As a non-clearing broker, the Company has its customers' transactions cleared through another broker/dealer pursuant to a clearance agreement. Nonperformance by its customers in fulfilling their contractual obligations to the clearing broker may expose the Company to risk and potential loss. The Company regularly monitors the activity in its customer accounts for compliance with margin requirements.

In the normal course of business, the Company enters into transactions in various financial instruments with off-balance-sheet risk. These risks include both market and credit risk, which may be in excess of the amounts recognized in the statement of financial condition.

Market risk represents the potential loss that can be caused by increases or decreases in the fair value of the Company's investments due to market fluctuation. Unexpected volatility or illiquidity in the markets in which the Company holds positions could cause losses to be incurred.

Liquidity risk is the risk that the Company will not be able to sell investments quickly or at close to fair value.

The Company is subject to credit risk to the extent a custodian or broker with whom it conducts business is unable to fulfill contractual obligations. The Company's securities owned are held in custodial accounts by its clearing broker.

All cash deposits of the Company are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

8. Recent Regulatory Developments

In July 2013, the U.S. Securities and Exchange Commission ("SEC") adopted amendments to its broker-dealer reporting rules, which will now require, among other things, that audits of all SEC-registered broker-dealers be conducted under Public Company Accounting Oversight Board ("PCAOB") standards for fiscal years ending on or after June 1, 2014, effectively replacing the American Institute of Certified Public Accountants with the PCAOB as the auditing standard-setter for auditors of broker-dealers, and replacing Generally Accepted Auditing Standards with PCAOB standards for broker-dealers that are subject to audit. Broker-dealers will be required to file either compliance reports or exemption reports, as applicable, and file reports of independent public accountants covering compliance reports or exemption reports (prepared in accordance with the PCAOB standards). Additionally, effective December 31, 2013, if a broker-dealer is a Securities Investor Protection Corporation ("SIPC") member firm, broker-dealer audited financial statements will also be required to be submitted to SIPC, and broker-dealers will be required to file a new quarterly Form Custody.

8. Recent Regulatory Developments (continued)

In addition, the SEC adopted amendments to various financial responsibility rules. For a broker-dealer such as the Company, these amendments were mostly technical in nature and effectively ratified various interpretive and no-action positions taken by SEC staff over many years or which conformed to existing practices or self-regulatory organization rules.

Management has evaluated the implications of the amendments to the broker-dealer reports and the financial responsibility rules and does not expect that the adoption of the amendments will have a material impact on the Company or its financial statements.

9. Subsequent Events

In preparing its financial statements, the Company has evaluated subsequent events through date that they were issued. The Company did not have any significant subsequent events to report.